04008408

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FEB 13 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Form 8-K for February 17, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111832
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

100990
Form SE
Saxon 2004-1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Virginia, on February 17, 2004.

SAXON ASSET SECURITIES COMPANY

By: ______________________________

Name: Ernest G. Bretana
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Mortgage Loan Asset Backed Securities, Series 2004-1

ABS New Transaction

Computational Materials

$1,000,000,000 (approximate)
Saxon Asset Securities Trust 2004-1
Mortgage Loan Asset-Backed Notes,
Series 2004-1

SAXON

Saxon Mortgage, Inc.
Seller and Master Servicer

Saxon Asset Securities Company
Depositor

Saxon Mortgage Services, Inc.
Servicer

January 28, 2004

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet

Date Prepared: January 28, 2004

$1,000,000,000 (Approximate)
Saxon Asset Securities Trust 2004-1
Subject to a +/- 10% Variance

Class [1, 3, 4]	Principal Amount ($)[1]	Note Type	Expected Rating (Moody's/S&P)	WAL (Yrs) Call/Mat[2]	Principal Window (Mths) to Call[2]	Principal Window (Mths) to Maturity[2]	Expected Final Payment Date[7]	Stated Final Payment Date[8]
A	830,000,000	SEN-FLT	Aaa/AAA	2.38/2.77	1-58	1-181	12/2008	02/2035
A-IO[5]	Notional	NAS-IO	Aaa/AAA	NA	NA	NA	12/2005	12/2005
M-1	62,500,000	MEZ-FLT	Aa2/AA+	4.17/5.18	39-58	39-147	12/2008	02/2035
M-2	52,500,000	MEZ-FLT	A2/A+	4.14/5.08	38-58	38-133	12/2008	02/2035
M-3	17,500,000	MEZ-FLT	A3/A	4.12/5.00	37-58	37-115	12/2008	02/2035
M-4	10,000,000	MEZ-FLT	Baa1/A-	4.11/4.92	37-58	37-106	12/2008	02/2035
B-1	14,500,000	SUB-FLT	Baa2/BBB+	4.11/4.82	37-58	37-99	12/2008	02/2035
B-2	13,000,000	SUB-FLT	Baa3/BBB-	4.11/4.58	37-58	37-85	12/2008	02/2035
S[6]	Notional	INV-IO	Aaa/AAA	NA	NA	NA	12/2008	02/2035
Total:	**1,000,000,000**							

(1) The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes are secured by the cash flows from a pool of adjustable-rate and fixed-rate mortgage loans. The principal amount or notional amount of each Class of Offered Securities is subject to a +/- 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Notes are subject to a 20% Clean-up Call (as described herein). After the first payment date on which the Clean-up Call is exercisable, , the margin on the Class A Notes doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes will increase by 1.5 times.

(4) All Offered Securities, other than the Class A-IO Notes, the Class S Certificates and the classes of Notes not offered, are subject to the Fixed Rate Cap (as described herein).

(5) The Class A-IO Notes will not receive any principal payments, but will accrue interest on its related notional balance (a " Notional Amount "), pursuant to the Class A-IO Notional Balance Schedule (as defined herein).

(6) The Class S Certificates will not receive any principal payments, but will accrue interest on the aggregate principal balance of the Offered Securities (as defined herein).

(7) Assuming Pricing Prepayment Speed run to a 20% cleanup call, subject to final collateral.

(8) Assumes latest maturity date of Mortgage Loans plus one year, subject to final collateral.

CONTACTS

MBS/ABS Trading/Syndicate

Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com

Global Asset Backed Finance

Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Ted Bouloukos	212-449-5029	ted_bouloukos@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Alice Chang	212-449-1701	alice_chang@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Amanda DeZutter	212-449-0425	amanda_dezutter@ml.com

ABS Research

Glenn Costello	212-449-4457	glenn_costello@ml.com

Issuer	Saxon Asset Securities Trust 2004-1, a Delaware statutory trust
Seller and Master Servicer	Saxon Mortgage, Inc.
Depositor	Saxon Asset Securities Company
Servicer	Saxon Mortgage Services, Inc.
Recent Developments	On January 26, 2004, Saxon Capital, Inc. announced "that its Board of Directors has authorized the company to convert to a real estate investment trust ("REIT"). The REIT conversion is subject to the approval of Saxon's shareholders. The Company plans to present the REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the second quarter of 2004."
Indenture Trustee and Trust Administrator	Deutsche Bank Trust Company Americas
Owner Trustee	Wilmington Trust Company
Lead Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Credit Suisse First Boston, Greenwich Capital Markets and J.P. Morgan Securities Inc.
Notes	The Class A Notes, Class A-IO Notes and Class S Certificates are collectively referred to herein as the "Senior Securities." The Senior Securities and the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes (together the "Subordinate Notes") are the subject of this Preliminary Term Sheet and are collectively referred to herein as the "Offered Securities". The issuer will also issue ownership certificates, which are not a subject of this Preliminary Term Sheet.
Rating Agencies	Moody's Investor Services, Inc. ("Moody's") and Standard and Poor's Ratings Services, Inc. ("S&P"), a division of The McGraw-Hill Companies, Inc.
Registration	The Offered Securities will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-Off Date	January 1, 2004
Cut-Off Date	The close of business on January 1, 2004 for the loans to be sold to the Issuer on the Closing Date.
Expected Pricing Date	On or about January 29, 2004
Expected Settlement Date	On or about February 19, 2004
Payment Dates	Payment of principal and interest on the Offered Securities will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in March 2004.

Class A-IO Notional Amount

The Class A-IO Notes do not have a Class Note Balance but will accrue interest on their "Notional Amount". If the deal pays off, or if a call is exercised, the Class A-IO Note will be entitled to an amount equal to the present value (using a discount rate equal to the security's expected pricing yield to maturity) of the payments it has not yet received.

Payment Date	Class A-IO Notional Amount	Payment Date	Class A-IO Notional Amount
0	1,000,000,000	12	410,204,132
1	957,879,144	13	379,754,539
2	886,828,148	14	351,563,239
3	821,043,129	15	325,462,880
4	760,134,081	16	301,298,500
5	703,739,862	17	278,926,616
6	651,526,064	18	258,214,368
7	603,182,990	19	239,038,741
8	558,423,949	20	221,285,827
9	516,983,431	21	204,847,434
10	478,615,581	22 and thereafter	0
11	443,092,747		

Interest Accrual

The price to be paid by investors for the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes and Class S Certificates will not include accrued interest (settling flat). The Class A-IO will settle with accrued interest from February 1, 2004, up to, but not including, the Settlement Date (18 days).

Interest Accrual Period

The "Interest Accrual Period" for the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes and Class S Certificates with respect to any Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 basis). The Interest Accrual Period for Class A-IO Notes with respect to any Payment Date will be the calendar month immediately preceding such Payment Date (based on a 360-day year consisting of twelve 30-day months).

Record Date

With respect to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes and Class S Certificates, the business day immediately preceding the Payment Date. With respect to Class A-IO Notes, the last business day of the month immediately preceding the Payment Date (or, in the case of the first Payment Date, the Closing Date).

Federal Tax Status

The Notes are anticipated to be debt, and the Class S Certificates are intended to represent interests in a notional principal contract, for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters.

ERISA Eligibility

The Offered Securities (other than the Class S Certificates) are expected to be ERISA eligible.

SMMEA Eligibility

The Offered Securities are not SMMEA eligible.

Optional Termination

The terms of the transaction allow for a clean-up call of the Mortgage Loans and the redemption of the Offered Securities (the "Clean-up Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed

The Offered Securities were priced based on the following collateral prepayment assumptions:

- 100% PPC for the Fixed Rate Mortgage Loans (100% PPC is equal to 2.2% CPR to 22% CPR over 10 months)
- 100% PPC for the Adjustable Rate Mortgage Loans (100% PPC is equal to 4% CPR to 35% CPR over 22 months)

Initial Mortgage Loans

As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $567,667,503,referred to herein as the "Initial Mortgage Loans." See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans

On the Closing Date, in addition to the Initial Mortgage Loans, approximately $132,332,497 of additional loans will be added to the trust, referred to herein as the "Additional Mortgage Loans." The Additional Mortgage Loans will have similar characteristics to the Initial Mortgage Loans. On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the "Closing Date Mortgage Loans."

Subsequent Mortgage Loans

After the Closing Date, in addition to the Closing Date Mortgage Loans, approximately $300,000,000 of additional loans will be added to the trust, referred to herein as the "Subsequent Mortgage Loans" and the Subsequent Mortgage Loans are referred to herein collectively with the Closing Date Mortgage Loans as the "Mortgage Loans".

Pre-Funding Account

On the Closing Date, a deposit of approximately $300,000,000 (the "Pre-Funding Amount") will be made to an account (the "Pre-Funding Account"). On or prior to May 19, 2004 (the "Pre-Funding Period"), the Pre-Funded Amount will be used to purchase Subsequent Mortgage Loans having similar characteristics as the Initial Mortgage Loans.

Repurchase or Substitute of Mortgage Loans

The seller shall have the option, at any time to purchase any Delinquent Mortgage Loan or substitute an Eligible Substitute Mortgage Loan for any Delinquent Mortgage Loan as defined in the Sale and Servicing Agreement.

Total Deal Size

Approximately $1,000,000,000

Servicing Fee Rate

The "Servicing Fee Rate" applicable to each Mortgage Loan, and with respect to each Payment Date, equals the scheduled principal balance of the mortgage loan, on the first day of the Due Period with respect to such Payment Date, multiplied by one-twelfth of: (i) approximately 0.30% per annum for such of the first ten Payment Dates following the Closing Date, (ii) approximately 0.40% per annum for the eleventh through thirtieth Payment Dates, inclusive, following the Closing Date, (iii) approximately 0.65% per annum for the thirty-first through forty-eighth Payment Dates, inclusive, following the Closing Date and (iv) approximately 0.80% per annum for the forty-ninth Payment Date following the Closing Date and each Payment Date thereafter.

Master Servicing Fee Rate

The "Master Servicing Fee Rate" applicable to each mortgage loan, and with respect to each Payment Date, equals the scheduled principal balance of the mortgage loan, on the first day of the Due Period with respect to such Payment Date, multiplied by one-twelfth of approximately 0.05% per annum.

Pass-Through Rate

The "Pass-Through Rate" for any Payment Date (other than the first Payment Date) for the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes will be equal to the lesser of (i) the Formula Rate and (ii) the Fixed Rate Cap. The Pass-Through Rate for the first Payment Date will equal the Formula Rate.

The "Class A-IO Note Pass-Through Rate" will equal 2.00% for the first 22 periods and 0.00% thereafter.

The "Class S Certificate Pass-Through Rate" will be equal to the greater of (i) a predetermined fixed rate minus One-Month LIBOR for such Payment Date and (ii) zero.

Formula Rate

The "Formula Rate" with respect to each of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes will be equal to One-Month LIBOR plus the respective margin for such Class.

Fixed Rate Cap

As to any Payment Date (other than the first Payment Date), a per annum rate equal to 10. 50% for Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes.

Yield Maintenance Agreement
<Preliminary and Subject to Revision>

On the Closing Date, the Issuer will enter into the "Yield Maintenance Agreement" to make payments in respect of any Unpaid Interest Shortfall Amount with respect to the Class A Notes and the Subordinate Notes as described herein. The notional balance of the Yield Maintenance Agreement will be based upon the lesser of the aggregate principal balance of the Fixed Rate Mortgage Loans amortized at the Pricing Prepayment Speed and the scheduled principal balance of the Fixed Rate Mortgage Loans. The strike price each month on the Yield Maintenance Agreement will be approximately equal to the strike prices below, but not greater than [8.95]%. The Yield Maintenance Agreement will terminate after the Payment Date in [December 2008].

Date	Balance	Strike
03/25/04	249,999,979.00	4.181%
04/25/04	246,504,568.00	7.255%
05/25/04	242,260,235.00	7.243%
06/25/04	237,877,016.00	7.232%
07/25/04	233,352,045.00	7.221%
08/25/04	228,683,515.00	7.211%
09/25/04	223,870,743.00	7.201%
10/25/04	218,915,047.00	7.192%
11/25/04	213,818,795.00	7.184%
12/25/04	208,585,445.00	7.176%
01/25/05	203,220,406.00	7.069%
02/25/05	197,730,266.00	7.062%
03/25/05	192,122,909.00	7.056%
04/25/05	186,410,515.00	7.051%
05/25/05	180,605,023.00	7.046%
06/25/05	174,717,277.00	7.042%
07/25/05	168,851,848.00	7.038%
08/25/05	163,174,650.00	7.035%
09/25/05	157,692,240.00	7.031%
10/25/05	152,397,783.00	7.027%
11/25/05	147,284,686.00	7.024%
12/25/05	142,346,594.00	7.020%
01/25/06	137,576,891.00	7.017%
02/25/06	132,969,083.00	7.013%
03/25/06	128,503,152.00	7.009%
04/25/06	124,168,251.00	7.006%
05/25/06	119,975,546.00	7.002%
06/25/06	115,927,449.00	6.999%
07/25/06	112,026,111.00	6.996%
08/25/06	108,269,332.00	6.992%

Date	Balance	Strike
09/25/06	104,644,166.00	6.739%
10/23/06	101,142,412.00	6.735%
11/23/06	97,759,785.00	6.732%
12/23/06	94,492,147.00	6.728%
01/23/07	91,335,511.00	6.725%
02/23/07	88,285,485.00	6.722%
03/23/07	85,123,903.00	6.719%
04/23/07	81,812,689.00	6.718%
05/23/07	78,615,273.00	6.717%
06/23/07	75,542,338.00	6.717%
07/23/07	72,772,045.00	6.715%
08/23/07	70,329,591.00	6.711%
09/23/07	67,982,850.00	6.708%
10/23/07	65,715,594.00	6.705%
11/23/07	63,525,410.00	6.701%
12/23/07	61,409,629.00	6.698%
01/23/08	59,365,341.00	6.695%
02/23/08	57,390,083.00	6.691%
03/23/08	55,481,480.00	6.538%
04/23/08	53,637,242.00	6.535%
05/23/08	51,855,156.00	6.532%
06/23/08	50,133,089.00	6.529%
07/23/08	48,468,983.00	6.525%
08/23/08	46,860,851.00	6.522%
09/23/08	45,306,775.00	6.519%
10/23/08	43,804,863.00	6.516%
11/23/08	42,353,331.00	6.513%
12/23/08	40,947,020.00	6.510%
01/23/09	-	
02/23/09	-	

Credit Enhancements	Consists of the following: 1. Net Monthly Excess Cashflow; 2. Pledged Prepayment Penalty Cashflow; 3. Overcollateralization Amount; and 4. Subordination.
Net Monthly Excess Cashflow	The "Net Monthly Excess Cashflow" for any Payment Date is equal to the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Payment Date over (y) the sum for such Payment Date of (A) the Monthly Interest Payment Amounts for the Offered Securities, (B) the Unpaid Interest Shortfall Amounts for the Class A Notes, Class A-IO Notes and Class S Certificates and (C) the Principal Funds.
Pledged Prepayment Penalty Cashflow	The interest collections from the Mortgage Loans will be supplemented by [60]% of the maximum contractual prepayment penalty cashflow owed and not waived by the servicer from the loans in the Mortgage Loans.
Payments of Pledged Prepayment Penalty Cashflow	Pledged Prepayment Penalty Cashflow will be distributed as interest on the notes to the extent that there are any Unpaid Interest Shortfall Amounts on the Class A Notes, the Class A-IO Notes, or the Class S Certificates. For any Payment Date, the amount so distributed will equal the lesser of the total amount of Pledged Prepayment Penalty Cashflow for such date, or the Unpaid Interest Shortfall Amounts on such securities. Any remaining Pledged Prepayment Penalty Cashflow will be distributable in the same manner as Net Monthly Excess Cashflow.
Overcollateralization Amount	The "Overcollateralization Amount" is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account, over the sum of the aggregate principal balance of the Offered Securities. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached. The Overcollateralization Amount will start building after the August 2004 Payment Date ("OC Holiday").
Overcollateralization Target Amount	Prior to the Stepdown Date, the "Overcollateralization Target Amount" will be equal to 1.60% multiplied by the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and (ii) the amount on deposit in the Pre-Funding Account on the Closing Date. On and after the Stepdown Date, (assuming a Trigger Event is not in effect) the Overcollateralization Target Amount will be equal to the greater of (1) the lesser of (A) 1.60% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date and (B) 3.20% of the aggregate current principal balance of the Mortgage Loans as of the last day of the related Due Period and (2) 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date.
Overcollateralization Deficiency Amount	An "Overcollateralization Deficiency Amount" with respect to any Payment Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date (after giving effect to payments in respect of the Basic Principal Payment Amount on such Payment Date).
Overcollateralization Release Amount	The "Overcollateralization Release Amount" means, with respect to any Payment Date, the lesser of (x) the aggregate Principal Funds for such Payment Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Payment Date (assuming that 100% of the aggregate Principal Funds is applied as a principal payment on such Payment Date) over (ii) the Overcollateralization Target Amount for such Payment Date.

Stepdown Date

The earlier to occur of (i) the Payment Date on which the Note Principal Balances of the Class A Notes have been reduced to zero and (ii) the later to occur of (a) the Payment Date in March 2007 and (b) the first Payment Date on which the Class A Note principal balance (after taking into account payments of principal on such Payment Date) is less than or equal to 62.80% of the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentage

The "Credit Enhancement Percentage" for a Payment Date is equal to (i) the aggregate principal balance of the Subordinate Notes and the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event

A "Trigger Event," on any Payment Date after the Stepdown Date, is in effect for the Offered Securities if the 60+ day delinquency percentage (including loans in bankruptcy, foreclosure, or REO) is greater than [43%] of the Credit Enhancement Percentage or, if on any Payment Date, the cumulative losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Payment Dates, is greater than:

Payment Date	Cumulative Loss %
37 to 48	[3.00]%
49 to 60	[4.50]%
61 to 72	[5.50]%
73 and thereafter	[6.00]%

Credit Support

Initial: 0.00% of original balance
Target: 1.60% of original balance before step-down, 3.20% of current balance after step-down
Floor: 0.50% of original balance
(Preliminary and Subject to Revision)

Subordination:

Classes	Rating (M/S)	Subordination
Class A	Aaa/AAA	17.00%
Class M-1	Aa2/AA+	10.75%
Class M-2	A2/A+	5.50%
Class M-3	A1/A	3.75%
Class M-4	Baa1/A-	2.75%
Class B-1	Baa2/BBB+	1.30%
Class B-2	Baa3/BBB-	0.00%

Class Sizes:

Classes	Rating (M/S)	Class Sizes
Class A	Aaa/AAA	83.00%
Class M-1	Aa2/AA+	6.25%
Class M-2	A2/A+	5.25%
Class M-3	A1/A	1.75%
Class M-4	Baa1/A-	1.00%
Class B-1	Baa2/BBB+	1.45%
Class B-2	Baa3/BBB-	1.30%

Allocation of Available Funds

Payments to holders of each class of Offered Securities will be made on each Payment Date from "Available Funds." With respect to any Payment Date, Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the remittance date after deduction of the Master Servicing and Servicing Fee for such Payment Date, any accrued and unpaid Servicing Fees and Master Servicing Fees in respect of any prior Payment Dates, (ii) certain unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, including prepayment penalty charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Payment Date, (iv) [60%] of the maximum contractual prepayment penalty cashflow owed and not waived by the servicer from the loans in the related group and (v) on the Payment Date on which the Issuer is to be terminated in accordance with the sale and servicing agreement, that portion of the termination price constituting principal. Holders of the Notes will be entitled to payments from the Pledged Prepayment Penalty Cashflow.

Interest Payments

On each Payment Date, the Trustee shall withdraw from the Payment Account Available Funds for such Payment Date consisting of the available interest amount for such Payment Date and distribute it in the following order of priority:

(i) Concurrently, to the holders of the Class A Notes, the Class A-IO Notes and Class S Certificates, the related Monthly Interest Payment Amount for each class for such Payment Date;

(ii) Concurrently, to the holders of the Class A Notes, the Class A-IO Notes and the Class S Certificates, any Unpaid Interest Shortfall Amount for each class for such Payment Date;

(iii) To the holders of the Class M-1 Notes, the Monthly Interest Payment Amount for such class for such Payment Date;

(iv) To the holders of the Class M-2 Notes, the Monthly Interest Payment Amount for such class for such Payment Date;

(v) To the holders of the Class M-3 Notes, the Monthly Interest Payment Amount for such class for such Payment Date;

(vi) To the holders of the Class M-4 Notes, the Monthly Interest Payment Amount for such class for such Payment Date;

(vii) To the holders of the Class B-1 Notes, the Monthly Interest Payment Amount for such class for such Payment Date; and

(viii) To the holders of the Class B-2 Notes, the Monthly Interest Payment Amount for such class for such Payment Date; and

(ix) Any remainder will be treated as Net Monthly Excess Cashflow.

On any Payment Date, any interest reductions resulting from the application of (i) the Relief Act and (ii) any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer (collectively "Uncompensated Shortfalls") will result in less interest being available to make payments on the securities.

Principal Payments

On each Payment Date, the Principal Payment Amount is distributed as follows:

(i) An amount up to the Senior Principal Payment Amount will be paid to the Class A Notes. ;

(ii) To the Class M-1 Notes, the Class M-1 Principal Payment Amount;

(iii) To the Class M-2 Notes, the Class M-2 Principal Payment Amount;

(iv) To the Class M-3 Notes, the Class M-3 Principal Payment Amount;

(v) To the Class M-4 Notes, the Class M-4 Principal Payment Amount;

(vi) To the Class B-1 Notes, the Class B-1 Principal Payment Amount;

(vii) To the Class B-2 Notes, the Class B-2 Principal Payment Amount for that class; and

(viii) Any remainder will be treated as Net Monthly Excess Cashflow.

Notwithstanding the priority described above, prior to the Stepdown Date and on any Payment Date on which a Trigger Event exists, Principal Funds will generally be applied to the most senior Class of Notes, as more fully described in the Prospectus Supplement.

Net Monthly Excess Cash Flow and Pledged Prepayment Penalty Cashflow

With respect to any Payment Date, any Net Monthly Excess Cashflow and net Pledged Prepayment Penalty Cashflow shall be paid as follows:

(i) To distribute the Extra Principal Payment Amount on the related Notes;

(ii) Concurrently, to the holders of the related Class A Notes, the Class A-IO Notes, and the Class S Certificates, any Unpaid Interest Shortfall Amounts or Unpaid Class A Principal Payment Amount;

(iii) To the holders of the Class M-1 Notes, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Notes;

(iv) To the holders of the Class M-2 Notes, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Notes;

(v) To the holders of the Class M-3 Notes, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Notes;

(vi) To the holders of the Class M-4 Notes, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Notes;

(vii) To the holders of the Class B-1 Notes, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Notes;

(viii) To the holders of the Class B-2 Notes, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Notes; and

(ix) To the holder of the equity interest in the Issuer.

Monthly Interest Payment Amount	The "Monthly Interest Payment Amount" for any Payment Date and each class of Offered Securities equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Note Principal Balance of such class (or the Notional Amount of the Class A-IO Notes or the lesser of the Class S notional amount and the aggregate principal balance of the Mortgage Loans in the case of the Class S Certificates) immediately prior to such Payment Date.
Unpaid Interest Shortfall Amount	The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Notes and the first Payment Date, zero, and (ii) with respect to each class of Offered Notes and any Payment Date after the first Payment Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Payment Amount for such class for the immediately preceding Payment Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Payment Date exceeds (b) the aggregate amount paid on such class in respect of interest pursuant to clause (a) of this definition on such preceding Payment Date, plus interest on the amount of interest due but not paid on the Notes of such class on such preceding Payment Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.
Principal Funds	The "Principal Funds" means with respect any Payment Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period, (iv) that portion of the purchase price, representing principal of any repurchased mortgage, deposited to the collection account during such Prepayment Period and (v) the principal portion of any related substitution adjustments deposited in the collection account during such Prepayment Period.
Principal Payment Amount	The "Principal Payment Amount" means for any Payment Date the sum of the Basic Principal Payment Amount and the Extra Principal Payment Amount.
Basic Principal Payment Amount	The "Basic Principal Payment Amount" means for any Payment Date the excess of (i) the Principal Funds for such Payment Date over (ii) the Overcollateralization Release Amount, if any, for such Payment Date.
Extra Principal Payment Amount	The "Extra Principal Payment Amount" with respect to any Payment Date is the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.
Note Principal Balance	The "Note Principal Balance" of any Note immediately prior to any Payment Date will be equal to the Note Principal Balance thereof on the Closing Date (the "Original Note Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class.
Senior Principal Payment Amount	With respect to any Payment Date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the Principal Payment Amount. With respect to any Payment Date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of the Class A Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 62.80% of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-1 Principal Payment Amount

With respect to any Payment Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Note Principal Balance (after giving effect to payments on that date) and the Class M-1 Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 75.30 % of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-2 Principal Payment Amount

With respect to any Payment Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Note Principal Balance (after giving effect to payments on that date), the Class M-1 Note Principal Balance (after giving effect to payments on that date), and the Class M-2 Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 85.80% of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-3 Principal Payment Amount

With respect to any Payment Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Note Principal Balance (after giving effect to payments on that date), the Class M-1 Note Principal Balance (after giving effect to payments on that date), and the Class M-2 Note Principal Balance (after giving effect to payments on that date), and the Class M-3 Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 89.30% of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-4 Principal Payment Amount

With respect to any Payment Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Note Principal Balance (after giving effect to payments on that date), the Class M-1 Note Principal Balance (after giving effect to payments on that date), and the Class M-2 Note Principal Balance (after giving effect to payments on that date), and the Class M-3 Note Principal Balance (after giving effect to payments on that date), and the Class M-4 Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 91.30% of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class B-1 Principal Payment Amount

With respect to any Payment Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Note Principal Balance (after giving effect to payments on that date), the Class M-1 Note Principal Balance (after giving effect to payments on that date), the Class M-2 Note Principal Balance (after giving effect to payments on that date), the Class M-3 Note Principal Balance (after giving effect to payments on that date), and the Class M-4 Note Principal Balance (after giving effect to payments on that date), and the Class B-1 Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 94.20% of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class B-2 Principal Payment Amount

With respect to any Payment Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Note Principal Balance (after giving effect to payments on that date), the Class M-1 Note Principal Balance (after giving effect to payments on that date), the Class M-2 Note Principal Balance (after giving effect to payments on that date), the Class M-3 Note Principal Balance (after giving effect to payments on that date), and the Class M-4 Note Principal Balance (after giving effect to payments on that date), and the Class B-1 Note Principal Balance (after giving effect to payments on that date), and the Class B-2 Note Principal Balance immediately prior to the Payment Date over the lesser of (i) 96.80% of the scheduled principal balances of the mortgage loans as of the last day of the related Due Period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related Due Period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Realized Losses

"Realized Loss" means, with respect to any defaulted Mortgage Loan that is liquidated (other than a Non-Recoverable Mortgage Loan), the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan; Non-Recoverable Mortgage Loans, the amount by which the unpaid principal balance thereof exceeds the projected net liquidation proceeds thereof (i.e., the amount expected to be recovered in liquidation of such loan, less estimated expenses). All Realized Losses on the Mortgage Loans will be allocated on each Payment Date, first to the Net Monthly Excess Cashflow and second in reduction of the Overcollateralization Amount. Realized Losses will not result in any reduction of the Note Principal Balance of any class of Notes. It is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Notes all interest and principal amounts to which such Notes are then entitled or enough interest on the Mortgage Loans to pay the Class A-IO Notes all interest amounts to which such Notes are then entitled and it is likely that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Subordinate Notes all interest and principal amounts to which such Notes are entitled.

Non-Recoverable Mortgage Loan

A "Non-Recoverable Mortgage Loan" is any defaulted mortgage loan as to which the servicer has determined that the expenses associated with the liquidation and foreclosure thereof will exceed the proceeds.

Due Period

A "Due Period" with respect to any Payment Date is the period commencing on the second day of the month preceding the month in which such Payment Date occurs and ending on the first day of the month in which such Payment Date occurs.

Prepayment Period

The "Prepayment Period" for any Payment Date is the period beginning on the 18th day of the month (or, if the prior Prepayment Period ended on an earlier day, that earlier day) immediately preceding the month in which the Payment Date occurs (or in the case of the first Payment Date, the Cut-off Date) and ending on the determination date of the month in which such Payment Date occurs.

Delinquent Mortgage Loan

Any Mortgage Loan that is 60 Day Delinquent, including in foreclosure, bankrupt or REO.

Class A-IO

To 20% Call

CPR:	55%	60%	61%	62%	63%	64%	65%
Nas IO							
Yield	3.00	3.00	2.95	(0.53)	(2.11)	(6.61)	(8.50)
WAL	0.96	0.96	0.96	0.94	0.93	0.90	0.89
Mod Durn	0.71	0.71	0.71	0.71	0.71	0.71	0.71
Payment Window	Mar04 - Dec05	Mar04 - Dec05	Mar04 - Dec05	Mar04 - Nov05	Mar04 - Nov05	Mar04 - Oct05	Mar04 - Oct05

Note Sensitivity Tables*

To Call

Discount Margin Table - To Call							
Prepayment Speed	0%	50%	75%	100%	125%	150%	175%
AAA							
WAL	17.19	4.29	**3.06**	2.38	1.91	1.60	1.41
Mod Durn	15.05	4.14	**2.99**	2.34	1.89	1.59	1.41
Principal Window Begin	Mar04	Mar04	**Mar04**	Mar04	Mar04	Mar04	Mar04
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06
AA							
WAL	25.09	7.63	**5.31**	4.17	3.81	3.27	2.77
Mod Durn	20.61	7.19	**5.10**	4.05	3.72	3.20	2.72
Principal Window Begin	Dec24	Jul08	**Apr07**	May07	Aug07	May07	Nov06
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06
A							
WAL	25.09	7.63	**5.31**	4.14	3.64	3.27	2.77
Mod Durn	19.27	7.02	**5.01**	3.96	3.51	3.16	2.69
Principal Window Begin	Dec24	Jul08	**Apr07**	Apr07	May07	May07	Nov06
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06
A-							
WAL	25.09	7.63	**5.31**	4.12	3.57	3.27	2.77
Mod Durn	18.6	6.92	**4.97**	3.92	3.42	3.14	2.68
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Apr07	May07	Nov06
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06
BBB+							
WAL	25.09	7.63	**5.31**	4.11	3.54	3.27	2.77
Mod Durn	18.06	6.85	**4.93**	3.88	3.38	3.12	2.67
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Apr07	May07	Nov06
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06
BBB							
WAL	25.09	7.63	**5.31**	4.11	3.54	3.23	2.77
Mod Durn	17.54	6.78	**4.89**	3.86	3.35	3.08	2.65
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Mar07	Apr07	Nov06
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06
BBB-							
WAL	25.09	7.63	**5.31**	4.11	3.51	3.20	2.77
Mod Durn	15.07	6.40	**4.68**	3.73	3.23	2.96	2.59
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Mar07	Mar07	Nov06
Principal Window End	Nov30	May13	**Jul10**	Dec08	Jan08	May07	Nov06

* Assume 95% of prepayment penalties (which are calculated as 80% of 6 months of interest on the amount prepaid) are collected

Note Sensitivity Tables*

To Maturity

Discount Margin Table - To Maturity							
Prepayment Speed	*0%*	*50%*	*75%*	*100%*	*125%*	*150%*	*175%*
AAA							
WAL	17.44	5.00	**3.58**	2.77	2.22	1.77	1.42
Mod Durn	15.22	4.74	**3.45**	2.70	2.17	1.75	1.41
Principal Window Begin	Mar04	Mar04	**Mar04**	Mar04	Mar04	Mar04	Mar04
Principal Window End	Jan34	May29	**Aug23**	Mar19	Mar16	Dec13	Dec06
AA							
WAL	25.74	9.43	**6.62**	5.18	4.58	4.67	4.74
Mod Durn	21.02	8.65	**6.24**	4.95	4.42	4.51	4.56
Principal Window Begin	Dec24	Jul08	**Apr07**	May07	Aug07	Dec07	Dec06
Principal Window End	Nov33	Jan26	**Mar20**	May16	Oct13	Feb12	Jun12
A							
WAL	25.73	9.34	**6.55**	5.08	4.36	4.07	4.19
Mod Durn	19.63	8.33	**6.04**	4.78	4.15	3.89	4.00
Principal Window Begin	Dec24	Jul08	**Apr07**	Apr07	May07	Jul07	Sep07
Principal Window End	Oct33	May24	**Sep18**	Mar15	Dec12	Apr11	Feb10
A-							
WAL	25.71	9.21	**6.45**	5.00	4.23	3.85	3.72
Mod Durn	18.92	8.11	**5.89**	4.67	4.00	3.67	3.55
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Apr07	May07	Jul07
Principal Window End	Jul33	Dec21	**Sep16**	Sep13	Sep11	Apr10	Apr09
BBB+							
WAL	25.7	9.11	**6.37**	4.92	4.15	3.75	3.59
Mod Durn	18.35	7.93	**5.77**	4.57	3.91	3.56	3.41
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Apr07	May07	Jun07
Principal Window End	May33	Aug20	**Sep15**	Dec12	Jan11	Oct09	Nov08
BBB							
WAL	25.66	8.93	**6.24**	4.82	4.07	3.66	3.47
Mod Durn	17.8	7.71	**5.62**	4.45	3.81	3.45	3.29
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Mar07	Apr07	May07
Principal Window End	Mar33	Aug19	**Dec14**	May12	Aug10	Jun09	Jul08
BBB-							
WAL	25.53	8.49	**5.93**	4.58	3.86	3.48	3.28
Mod Durn	15.22	6.94	**5.13**	4.10	3.51	3.20	3.03
Principal Window Begin	Dec24	Jul08	**Apr07**	Mar07	Mar07	Mar07	Apr07
Principal Window End	Sep32	Aug17	**Jul13**	Mar11	Oct09	Sep08	Dec07

* Assume 95% of prepayment penalties (which are calculated as 80% of 6 months of interest on the amount prepaid) are collected

Hypothetical Available Funds Cap Table

Payment Date	Aggregate Available Funds Cap (%)(1)(2)	Aggregate Available Funds Cap (%)(1)(3)
2/19/04		
3/25/04	1.931	1.931
4/25/04	2.240	2.240
5/25/04	5.586	5.586
6/25/04	5.537	5.537
7/25/04	5.847	5.849
8/25/04	5.772	5.774
9/25/04	5.878	5.884
10/25/04	6.196	6.183
11/25/04	6.110	6.078
12/25/04	6.423	6.368
1/25/05	6.222	6.148
2/25/05	6.316	6.219
3/25/05	7.087	6.960
4/25/05	6.469	6.350
5/25/05	6.753	6.626
6/25/05	6.599	6.472
7/25/05	6.883	6.748
8/25/05	6.721	6.585
9/25/05	6.779	6.640
10/25/05	7.063	6.913
11/25/05	6.816	6.923
12/25/05	7.086	7.198
1/25/06	7.245	7.875
2/25/06	7.131	8.045
3/25/06	7.899	8.921
4/25/06	6.762	8.630
5/25/06	6.997	8.987
6/25/06	6.780	8.694
7/25/06	7.016	9.125
8/25/06	6.799	8.894

Payment Date	Aggregate Available Funds Cap (%)(1)(2)	Aggregate Available Funds Cap (%)(1)(3)
9/25/06	6.560	8.655
10/25/06	6.789	9.184
11/25/06	6.559	9.009
12/25/06	6.787	9.305
1/25/07	6.497	9.235
2/25/07	6.467	9.294
3/25/07	7.070	10.438
4/25/07	6.292	9.637
5/25/07	6.501	10.045
6/25/07	6.295	9.713
7/25/07	6.509	10.217
8/25/07	6.303	9.951
9/25/07	6.306	10.009
10/25/07	6.521	10.500
11/25/07	6.314	10.261
12/25/07	6.529	10.500
1/25/08	6.322	10.323
2/25/08	6.326	10.320
3/25/08	6.606	10.500
4/25/08	6.184	10.256
5/25/08	6.394	10.500
6/25/08	6.192	10.247
7/25/08	6.402	10.500
8/25/08	6.200	10.272
9/25/08	6.204	10.316
10/25/08	6.415	10.500
11/25/08	6.211	10.295
12/25/08	6.423	10.500
1/25/09	-	10.283
2/25/09	-	-

(1) Aggregate Available Funds Cap means a per annum rate equal to (A) 12 times the quotient of (x) the total scheduled interest based on the Net Mortgage Rates in effect on the related due date, divided by (y) the aggregate principal Certificate Principal balance of the Mortgage Loans as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Subject to the Fixed Rate Cap of 10.50%.

(2) Assumes no losses, Pricing Prepayment Speed, 20% cleanup call and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.100%, 1.1700% and 1.1800%, respectively.

(3) Assumes no losses, Pricing Prepayment Speed, 20% cleanup call, and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.100%, 1.1700% and 1.1800%, respectively, for the first Distribution Date and all increase to 20.00% after the first Distribution Date.

Initial Mortgage Loans
As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$567,667,503		
Number of Loans:	4,170		
	Average	Minimum	Maximum
Original Loan Amount:	$137,956.96	$10,000.00	$999,999.00
Outstanding Principal Balance:	$136,131.30	$97.15	$998,844.12
	Weighted Average	Minimum	Maximum
Mortgage Rate:	7.794%	5.125%	16.000%
Gross Margin:	5.106%	2.750%	9.875%
Initial Periodic Rate Cap:	2.782%	1.000%	3.000%
Periodic Rate Cap:	1.020%	1.000%	2.000%
Life Floor:	6.545%	2.875%	13.300%
Life Cap:	13.771%	11.125%	20.000%
Months to Roll:	25	1	60
Combined Original LTV:	78.57%	16.67%	100.00%
Original LTV:	78.37%	7.94%	100.00%
Credit Score:	611	454	813
Original Term (months):	349	120	360
Remaining Term (months):	339	48	360
Seasoning (months):	10	0	84
Top Property State Concentrations ($):	CA(22.72%),VA(7.49%),FL(7.34%)		
Maximum Zip Code Concentration ($):	94531(0.41%)		
		Earliest	Latest
First Payment Date:		February 1, 1997	March 1, 2004
Maturity Date:		January 1, 2008	February 1, 2034
First Lien:	99.66%		
Second Lien:	0.34%		

Current Scheduled Principal Balance

Current Scheduled Principal Balance ($)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$97.15 to $50,000.00	526	$18,119,305.80	3.19 %
$50,000.01 to $100,000.00	1,431	105,762,538.17	18.63
$100,000.01 to $150,000.00	991	123,353,661.70	21.73
$150,000.01 to $200,000.00	528	91,223,768.73	16.07
$200,000.01 to $250,000.00	241	53,859,566.07	9.49
$250,000.01 to $300,000.00	149	41,324,242.40	7.28
$300,000.01 to $350,000.00	97	31,336,297.72	5.52
$350,000.01 to $400,000.00	67	25,111,861.48	4.42
$400,000.01 to $450,000.00	36	15,478,366.94	2.73
$450,000.01 to $500,000.00	32	15,491,230.90	2.73
$500,000.01 to $550,000.00	16	8,366,703.25	1.47
$550,000.01 to $600,000.00	25	14,602,056.95	2.57
$600,000.01 to $650,000.00	8	5,001,214.95	0.88
$650,000.01 to $700,000.00	5	3,451,968.12	0.61
$700,000.01 to $750,000.00	5	3,668,600.00	0.65
$750,000.01 to $800,000.00	3	2,330,731.44	0.41
$800,000.01 to $850,000.00	1	845,000.00	0.15
$850,000.01 to $900,000.00	4	3,502,136.43	0.62
$900,000.01 to $950,000.00	1	904,408.00	0.16
$950,000.01 to $998,844.12	4	3,933,844.12	0.69
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Current Mortgage Interest Rates

Current Mortgage Interest Rates (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
5.125% to 5.500%	35	$8,443,894.17	1.49 %
5.501% to 6.000%	144	31,907,969.38	5.62
6.001% to 6.500%	333	63,602,876.10	11.20
6.501% to 7.000%	512	85,734,315.80	15.10
7.001% to 7.500%	550	91,827,707.09	16.18
7.501% to 8.000%	541	81,117,755.98	14.29
8.001% to 8.500%	431	55,265,255.17	9.74
8.501% to 9.000%	465	54,496,002.48	9.60
9.001% to 9.500%	307	30,507,499.51	5.37
9.501% to 10.000%	328	29,275,594.31	5.16
10.001% to 10.500%	159	13,252,800.87	2.33
10.501% to 11.000%	156	11,325,205.78	2.00
11.001% to 11.500%	66	4,016,789.70	0.71
11.501% to 12.000%	71	4,176,488.18	0.74
12.001% to 12.500%	29	1,215,861.03	0.21
12.501% to 13.000%	19	826,489.93	0.15
13.001% to 13.500%	10	328,325.43	0.06
13.501% to 14.000%	7	216,384.89	0.04
14.001% to 14.500%	3	53,821.42	0.01
14.501% to 15.000%	1	8,326.25	0.00
15.001% to 15.500%	2	57,409.95	0.01
15.501% to 16.000%	1	10,729.75	0.00
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
16.67% to 20.00%	4	$206,360.47	0.04 %
20.01% to 25.00%	16	927,068.89	0.16
25.01% to 30.00%	16	907,812.81	0.16
30.01% to 35.00%	22	1,601,762.80	0.28
35.01% to 40.00%	41	3,144,835.03	0.55
40.01% to 45.00%	34	3,082,570.63	0.54
45.01% to 50.00%	73	6,236,485.43	1.10
50.01% to 55.00%	69	7,607,198.92	1.34
55.01% to 60.00%	113	14,446,620.16	2.54
60.01% to 65.00%	172	25,196,107.80	4.44
65.01% to 70.00%	302	40,671,23029	7.16
70.01% to 75.00%	472	70,484,803.87	12.42
75.01% to 80.00%	1373	198,624,039.71	34.99
80.01% to 85.00%	459	61,435,031.83	10.82
85.01% to 90.00%	814	107,847,413.90	19.00
90.01% to 95.00%	128	16,976,318.28	2.99
95.01% to 100.00%	62	8,271,842.35	1.46
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Remaining Scheduled Term to Maturity

Remaining Term (months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
48 to 48	1	$13,004.69	0.00 %
49 to 60	15	291,971.96	0.05
85 to 96	1	26,956.06	0.00
97 to 108	11	405,873.40	0.07
109 to 120	355	19,338,762.22	3.41
133 to 144	1	24,908.69	0.00
157 to 168	1	17,833.31	0.00
169 to 180	123	10,108,861.53	1.78
217 to 228	1	43,901.63	0.01
229 to 240	59	5,811,558.31	1.02
277 to 288	51	4,536,579.89	0.80
289 to 300	595	47,299,315.38	8.33
349 to 360	2,956	479,747,976.10	84.51
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Gross Margin

Gross Margin (%) (ARMS Only)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
2.750% to 3.000%	9	$2,163,551.46	0.51 %
3.001% to 4.000%	342	69,260,974.06	16.26
4.001% to 5.000%	860	146,573,152.26	34.42
5.001% to 6.000%	840	131,089,468.89	30.78
6.001% to 7.000%	466	59,249,179.94	13.91
7.001% to 8.000%	125	12,741,564.24	2.99
8.001% to 9.000%	31	3,475,385.58	0.82
9.001% to 9.875%	8	1,275,790.41	0.30
Total:	**2,681**	**$425,829,066.84**	**100.00 %**

Maximum Lifetime Mortgage Interest Rates

Maximum Lifetime Mortgage Interest Rates (%) (ARMs Only)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
11.125% to 11.500%	35	$8,443,894.17	1.98 %
11.501% to 12.000%	127	28,133,756.76	6.61
12.001% to 12.500%	267	51,992,189.05	12.21
12.501% to 13.000%	360	63,255,672.70	14.85
13.001% to 13.500%	388	69,551,027.60	16.33
13.501% to 14.000%	345	56,174,585.14	13.19
14.001% to 14.500%	258	39,539,130.01	9.29
14.501% to 15.000%	239	35,849,678.13	8.42
15.001% to 15.500%	155	19,080,130.76	4.48
15.501% to 16.000%	159	17,987,112.34	4.22
16.001% to 16.500%	119	13,100,786.22	3.08
16.501% to 17.000%	106	11,000,550.47	2.58
17.001% to 17.500%	52	5,464,680.08	1.28
17.501% to 18.000%	38	3,965,757.87	0.93
18.001% to 18.500%	12	813,569.62	0.19
18.501% to 19.000%	11	971,505.45	0.23
19.001% to 19.500%	5	257,689.23	0.06
19.501% to 20.000%	5	247,351.24	0.06
Total:	**2,681**	**$425,829,066.84**	**100.00 %**

Minimum Lifetime Mortgage Interest Rates

Minimum Lifetime Mortgage Interest Rates (%) (ARMs Only)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
2.875% to 3.000%	1	$308,513.98	0.07 %
3.001% to 4.000%	73	17,967,482.07	4.22
4.001% to 5.000%	238	54,248,479.19	12.74
5.001% to 6.000%	558	98,660,754.35	23.17
6.001% to 7.000%	718	120,774,840.65	28.36
7.001% to 8.000%	467	66,060,162.55	15.51
8.001% to 9.000%	285	34,357,498.08	8.07
9.001% to 10.000%	223	22,822,668.01	5.36
10.001% to 11.000%	85	7,928,148.45	1.86
11.001% to 12.000%	22	2,073,045.68	0.49
12.001% to 13.000%	9	521,139.01	0.12
13.001% to 13.300%	2	106,334.82	0.02
Total:	**2,681**	**$425,829,066.84**	**100.00 %**

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date (ARMs Only)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
January 2004	1	$87,005.67	0.02 %
February 2004	30	2,040,851.19	0.48
March 2004	56	4,176,743.27	0.98
April 2004	17	1,801,563.85	0.42
May 2004	24	2,175,840.39	0.51
June 2004	25	2,553,528.80	0.60
July 2004	46	3,995,277.61	0.94
August 2004	3	276,044.91	0.06
December 2004	1	291,625.90	0.07
June 2005	4	534,311.08	0.13
August 2005	8	1,148,508.73	0.27
September 2005	45	6,245,501.83	1.47
October 2005	273	37,234,061.78	8.74
November 2005	473	79,557,435.35	18.68
December 2005	538	103,873,319.11	24.39
January 2006	437	82,774,006.04	19.44
February 2006	2	207,500.00	0.05
March 2006	1	70,191.89	0.02
April 2006	2	386,659.35	0.09
May 2006	2	275,375.41	0.06
June 2006	5	591,621.20	0.14
July 2006	9	1,327,780.93	0.31
August 2006	14	1,820,176.85	0.43
September 2006	26	2,870,667.75	0.67
October 2006	148	18,519,023.44	4.35
November 2006	195	26,078,101.08	6.12
December 2006	163	24,701,585.00	5.80
January 2007	125	18,992,827.47	4.46
October 2008	1	64,927.59	0.02
November 2008	1	134,657.81	0.03
December 2008	4	772,045.53	0.18
January 2009	2	250,300.03	0.06
Total:	**2,681**	**$425,829,066.84**	**100.00 %**

Occupancy Type of the Mortgaged Premises

Occupancy Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Primary Home	3,890	$540,949,822.59	95.29 %
Investment	258	23,833,558.20	4.2
Second Home	22	2,884,122.38	0.51
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Full Documenation	3,097	$385,571,918.56	67.92 %
Stated Documentation	910	157,748,160.90	27.79
Limited Documentation	156	23,960,796.36	4.22
No Ratio	7	386,627.35	0.07
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Cashout Refinance	2,936	$390,681,731.33	68.82 %
Purchase	847	129,091,269.79	22.74
Rate/Term Refinance	387	47,894,502.05	8.44
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Index Type

Index Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
6 Month LIBOR	2,661	$423,616,414.25	74.62 %
Fixed Rate	1,489	141,838,436.33	24.99
1 Year CMT	20	2,212,652.59	0.39
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Single Family Detached	3,377	$453,373,184.72	79.87 %
Planned Unit Development	263	51,879,621.89	9.14
Condominium Low-Rise	155	21,144,868.89	3.72
Two to Four Family	150	20,248,182.11	3.57
Single Family Attached	69	7,478,688.34	1.32
Townhouse	39	5,766,773.83	1.02
Manufactured Housing	95	4,908,442.33	0.86
Condominium High-Rise	20	2,428,722.89	0.43
De Minimus PUD	2	439,018.17	0.08
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Loan Types

Loan Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
2/28 6 Mo LIBOR ARM	1,650	$248,453,250.32	43.77 %
30 Year Fixed Rate	880	96,174,294.82	16.94
3/27 6 Mo LIBOR ARM	673	87,612,032.49	15.43
2/28 6 Mo LIBOR Interest-Only ARM	276	74,555,594.53	13.13
15 Year Fixed Rate	284	15,368,354.86	2.71
30/15 Year Balloon	166	12,140,112.67	2.14
3/27 6 Mo LIBOR Interest-Only ARM	39	9,694,492.46	1.71
5/25 Interest-Only Fixed Rate	25	7,197,576.40	1.27
20 Year Fixed Rate	82	6,843,088.81	1.21
25 Year Fixed Rate	17	2,426,834.94	0.43
One-Year Treasury ARM	20	2,212,652.59	0.39
6 Month LIBOR ARM	15	2,079,113.49	0.37
10 Year Fixed Rate	31	1,233,965.14	0.22
5/25 6 Mo LIBOR ARM	7	1,068,930.96	0.19
5/15 Interest-Only Fixed Rate	2	279,300.00	0.05
5/25 6 Mo LIBOR Interest-Only ARM	1	153,000.00	0.03
5/10 Interest-Only Fixed Rate	1	150,000.00	0.03
12 Year Fixed Rate	1	24,908.69	0.00
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Geographic Distribution of Mortgaged Premises

State	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Alaska	26	$4,409,584.02	0.78 %
Arizona	91	9,744,817.29	1.72
Arkansas	35	2,773,758.13	0.49
California	615	128,995,163.55	22.72
Colorado	56	8,150,071.89	1.44
Connecticut	102	16,835,068.13	2.97
Delaware	19	2,663,782.04	0.47
District of Columbia	2	103,446.80	0.02
Florida	362	41,643,665.06	7.34
Georgia	209	27,114,608.57	4.78
Hawaii	13	1,886,276.92	0.33
Idaho	29	3,606,806.20	0.64
Illinois	151	22,706,396.58	4.00
Indiana	57	4,783,168.62	0.84
Iowa	24	1,793,177.06	0.32
Kansas	24	1,797,288.55	0.32
Kentucky	32	2,680,755.74	0.47
Louisiana	40	2,970,277.42	0.52
Maine	7	1,016,137.23	0.18
Maryland	133	22,966,274.62	4.05
Massachusetts	42	7,789,206.58	1.37
Michigan	137	15,294,412.55	2.69
Minnesota	17	2,988,769.08	0.53
Mississippi	34	2,976,302.81	0.52
Missouri	80	7,359,220.25	1.30
Montana	4	496,248.15	0.09
Nebraska	35	3,274,663.55	0.58
Nevada	74	11,420,771.54	2.01
New Hampshire	17	2,350,526.94	0.41
New Jersey	93	15,240,955.96	2.68
New Mexico	33	3,561,623.97	0.63
New York	143	26,962,304.14	4.75
North Carolina	132	12,274,841.14	2.16
North Dakota	3	462,780.46	0.08
Ohio	152	13,772,040.78	2.43
Oklahoma	37	3,197,934.38	0.56
Oregon	78	10,304,865.53	1.82
Pennsylvania	159	16,307,991.64	2.87
Rhode Island	11	1,827,890.64	0.32
South Carolina	43	4,284,191.71	0.75
South Dakota	5	470,981.77	0.08
Tennessee	108	8,667,994.88	1.53
Texas	272	23,319,186.28	4.11
Utah	43	3,985,383.68	0.70
Virginia	239	42,526,572.57	7.49
Washington	102	11,865,583.86	2.09
West Virginia	9	1,083,460.70	0.19
Wisconsin	36	4,549,377.96	0.80
Wyoming	5	410,895.25	0.07
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

No more than approximately 0.41% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Credit Score

Credit Score	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Not Available	37	$2,555,975.53	0.45 %
454 to 475	9	983,191.22	0.17
476 to 500	64	4,805,137.28	0.85
501 to 525	358	42,220,241.05	7.44
526 to 550	511	64,632,175.10	11.39
551 to 575	480	62,677,493.52	11.04
576 to 600	570	82,090,532.43	14.46
601 to 625	575	80,687,221.52	14.21
626 to 650	521	77,667,801.34	13.68
651 to 675	409	62,213,505.19	10.96
676 to 700	251	35,865,346.76	6.32
701 to 725	166	24,370,665.07	4.29
726 to 750	103	12,319,854.17	2.17
751 to 775	66	9,919,360.01	1.75
776 to 800	43	4,183,198.80	0.74
801 to 813	7	475,804.18	0.08
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Credit Grade

Credit Grade	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
A+	1,075	$182,582,488.30	32.16 %
A	941	131,630,225.25	23.19
A-	1,367	171,996,006.71	30.30
B	468	48,584,830.41	8.56
C	216	19,887,593.64	3.50
D	37	2,933,155.27	0.52
Score Direct	66	10,053,203.59	1.77
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Amortization Type

Amortization Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
Fully Amortizing	3,660	$463,497,427.11	81.65 %
Interest Only	344	92,029,963.39	16.21
Balloon	166	12,140,112.67	2.14
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

Prepayment Penalty Type

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut off Date
None	1974	$216,713,691.99	38.18 %
12 Months	48	8,840,875.60	1.56
24 Months	1,210	213,631,908.71	37.63
27 Months	18	3,357,058.42	0.59
30 Months	6	1,624,764.32	0.29
36 Months	906	122,669,665.28	21.61
60 Months	8	829,538.85	0.15
Total:	**4,170**	**$567,667,503.17**	**100.00 %**

ABS New Transaction

Supplement to Computational Materials

$1,000,000,000 (approximate)
Saxon Asset Securities Trust 2004-1
Mortgage Loan Asset-Backed Notes,
Series 2004-1

Saxon Mortgage, Inc.
Seller and Master Servicer

Saxon Asset Securities Company
Depositor

Saxon Mortgage Services, Inc.
Servicer

Supplement dated as of February 12, 2004

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This Supplement dated as of February 12, 2004 (the "Supplement") supersedes the information presented in the Computational Materials for Saxon Asset Securities Trust, Series 2004-1 dated as of January 28, 2004 (the "Original Comp Materials") to the extent described herein. Capitalized terms used herein and not otherwise defined will have the meanings given to them in the Original Comp Materials.

Notwithstanding the description of the Pass-Through Rates of the Offered Securities, the Interest Payments and Net Monthly Excess Cash Flow and Pledged Prepayment Penalty Cashflow described in the Original Comp Materials, the following summary describes the modified interest rates on each Class of Notes (other than the Class A-IO Notes) and the Interest Payments and Net Monthly Excess Cash Flow and Pledged Prepayment Penalty Cashflow waterfalls to reflect changes in the structure since the date of the Original Comp Materials. In addition, the Hypothetical Available Funds Cap Table presented in the Original Comp Materials have been revised to include cashflows from the Yield Maintenance Agreement and to revise the definition of the Available Funds Rate (as defined herein). The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission.

Interest Rates

Interest will accrue on each class of Notes (other than the Class A-IO Notes) at the annual interest rate described below.

The interest rates on the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Notes will be the least of (i) the Formula Rate, (ii) the Fixed Rate Cap and (iii) the Available Funds Rate (as defined herein).

"Available Funds Rate" means for any Payment Date and for any Class of Notes (other than the Class A-IO Notes), a per annum rate equal to the quotient of (a) the excess of (1) the sum of (i) the available interest funds plus (ii) any amount received under the Yield Maintenance Agreement for such Payment Date, over (2) for the first 22 Payment Dates only, the Monthly Interest Payment Amount on the Class A-IO Notes for such Payment Date, divided by (b) the product of (1) the sum of the principal balances of the Class A, Class M and Class B Notes before taking into account any payments of principal on such Payment Date, multiplied by (2) a fraction, the numerator of which is (i) the actual number of days in the Interest Accrual Period, and the denominator of which is (ii) 360.

To the extent that interest payable on any Class of Notes is limited by the application of the Available Funds Rate on any Payment Date, the amount of interest that would have been payable in the absence of such limitation will be payable, to the extent of funds available on future Payment Dates as described in the "Net Monthly Excess Cash Flow and Pledged Prepayment Penalty Cashflow" waterfall described below.

In contrast to the application of the Available Funds Rate, if the interest rate on any Class of Notes is limited by the Fixed Rate Cap on any Payment Date, noteholders will not be entitled to reimbursement on any future Payment Dates for any interest that would have accrued at the higher "uncapped rate."

Interest Payments

On each Payment Date, the Trustee shall make payments from interest funds in the following order of priority:

- concurrently to the Senior Securities, the Monthly Interest Payment Amount for each class for such Payment Date;
- sequentially, to the Subordinate Notes, in the order of priority, the Monthly Interest Payment Amount for each class of Notes; and
- the Extra Principal Payment Amount to the Notes as described under "Net Monthly Excess Cash Flow and Pledged Prepayment Penalty Cashflow" below.

Net Monthly Excess Cash Flow and Pledged Prepayment Penalty Cashflow

With respect to any Payment Date, any Net Monthly Excess Cashflow and net Pledged Prepayment Penalty Cashflow will be paid as follows:

- to distribute the Extra Principal Payment Amount on the related Notes;
- to the Offered Securities, in order of seniority, the amount of any Available Funds Shortfall (as defined herein); and
- to the holder of the equity interest in the Issuer.

"Available Funds Shortfall" means for any Class of Notes, other than the Class A-IO Notes, and any Payment Date, the sum of (a) the excess, if any, of (i) the amount that would have been the Monthly Payment Interest Amount for such Class had the interest rate for such class been determined without regard to the Available Funds Rate over (ii) the actual amount of the Monthly Interest Payment Amount for such class, plus (b) any excess described in clause (a) for any prior Payment Date that remains unpaid, plus (c) interest accrued during the Interest Accrual Period related to such Payment Date on the amount described in clause (b) at the interest rate applicable to such class, determined without regard to the Available Funds Rate.

The Hypothetical Available Funds Cap Table

The Hypothetical Available Funds Cap Table and the footnotes thereto presented in the Original Comp Materials are superseded in their entirety by the Hypothetical Available Funds Cap Table presented below. The Hypothetical Available Funds Cap Table presented below includes cashflows from the Yield Maintenance Agreement and the effect of the Available Funds Rate (as defined herein) on interest payments.

Hypothetical Available Funds Cap Table

Payment Date	Aggregate Available Funds Cap(%)(1)(2)	Aggregate Available Funds Cap(%)(1)(3)		Payment Date	Aggregate Available Funds Cap(%)(1)(2)	Aggregate Available Funds Cap(%)(1)(3)
2/19/04				9/25/06	6.560	9.083
3/25/04	1.931	1.931		10/25/06	6.789	9.612
4/25/04	2.240	2.622		11/25/06	6.559	9.437
5/25/04	5.586	5.967		12/25/06	6.787	9.733
6/25/04	5.537	5.917		1/25/07	6.497	9.663
7/25/04	5.847	6.228		2/25/07	6.467	9.722
8/25/04	5.772	6.152		3/25/07	7.070	10.500
9/25/04	5.878	6.262		4/25/07	6.292	10.060
10/25/04	6.196	6.560		5/25/07	6.501	10.465
11/25/04	6.110	6.454		6/25/07	6.295	10.130
12/25/04	6.423	6.743		7/25/07	6.509	10.500
1/25/05	6.222	6.543		8/25/07	6.303	10.366
2/25/05	6.316	6.613		9/25/07	6.306	10.424
3/25/05	7.087	7.353		10/25/07	6.521	10.500
4/25/05	6.469	6.741		11/25/07	6.314	10.500
5/25/05	6.753	7.015		12/25/07	6.529	10.500
6/25/05	6.599	6.859		1/25/08	6.322	10.500
7/25/05	6.883	7.133		2/25/08	6.326	10.500
8/25/05	6.721	6.968		3/25/08	6.606	10.500
9/25/05	6.779	7.022		4/25/08	6.184	10.500
10/25/05	7.063	7.294		5/25/08	6.394	10.500
11/25/05	6.816	7.303		6/25/08	6.192	10.500
12/25/05	7.086	7.578		7/25/08	6.402	10.500
1/25/06	7.245	8.255		8/25/08	6.200	10.500
2/25/06	7.131	8.425		9/25/08	6.204	10.500
3/25/06	7.899	9.301		10/25/08	6.415	10.500
4/25/06	6.762	9.010		11/25/08	6.211	10.500
5/25/06	6.997	9.367		12/25/08	6.423	10.500
6/25/06	6.780	9.074		1/25/09	-	10.283
7/25/06	7.016	9.505		2/25/09	-	-
8/25/06	6.799	9.275				

(1) Aggregate Available Funds Cap means a per annum rate equal to (A) 12 times the quotient of (x) the total scheduled interest based on the Net Mortgage Rates less the Class A-IO interest due, in effect on the related due date, divided by (y) the aggregate principal Certificate Principal balance of the Mortgage Loans as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Subject to the Fixed Rate Cap of 10.50%.

(2) Assumes no losses, Pricing Prepayment Speed, 20% cleanup call and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.100%, 1.1700% and 1.1800%, respectively.

(3) Assumes no losses, Pricing Prepayment Speed, 20% cleanup call, and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.100%, 1.1700% and 1.1800%, respectively, for the first Distribution Date and all increase to 20.00% after the first Distribution Date. The values indicated include proceeds from Yield Maintenance Agreement, although such proceeds are excluded from the calculation of the Available Funds Cap described herein.